Exhibit 99.1

Code of Conduct and Ethics

for Employees and Directors

Right, Legal and Fair

TD Bank Financial Group

Code of Conduct and Ethics for Employees and Directors
TD Bank Financial Group

© 2007. All rights reserved.
Reproduction of this work in whole or in part is prohibited.

December 2007

A message from Ed Clark and John Thompson

For any business, as for any person, reputation is a priceless asset. At TDBFG, our reputation as a responsible financial institution and a good corporate citizen has been earned over many years, and must be maintained and safeguarded if our organization is to grow and prosper in Canada and internationally. We are extremely proud of the Bank's reputation, and believe every employee and director shares in that pride.

Our reputation rests on the confidence and trust that customers, shareholders, governments, suppliers, competitors, the media and the public at large have that the Bank and all of our employees and directors will conduct themselves and carry out the Bank's affairs to the highest standards of integrity and professionalism – without exception, at all times. While reaching our business goals is critical to our success, how we achieve them is equally important. Every business decision and every action on the Bank's behalf must be assessed in light of whether it is right, legal and fair, with each consideration given equal importance and weight.

As part of striving to be the better bank, we've worked to help everyone understand how our collective behaviour impacts the Bank's reputation. We've implemented Guiding Principles to help employees in their decision-making and a Leadership Profile that outlines expectations for our formal and informal leaders. And in keeping with the integrity message that runs through both the Guiding Principles and the Leadership Profile, the Code of Conduct and Ethics outlines the expectations when employees deal with each other, our shareholders, customers, suppliers, competitors and communities.

Compliance with the Code of Conduct and Ethics is a condition of employment with TDBFG. All employees and directors are required to attest annually that they understand the Code and have complied with its provisions. We encourage you to read the Code carefully and be guided by it in your day-to-day work. If you have any questions about any aspect of the Code, please consult your manager or Human Resources relationship manager.

Thank you for your ongoing efforts on behalf of TDBFG, and for helping to preserve our reputation as a responsible corporate citizen.

Sincerely,

Ed Clark	John Thompson
President and CEO	Chairman of the Board

Table of Contents

Introduction and Summary		1

1) Respect for the Law		2
Making the Right Decision		2

2) Personal Integrity		2
A.	Criminal Record	2
B.	Excessive Personal Debt	2
C.	Gifts and Entertainment	2
D.	Alcohol and Substance Abuse	4
E.	Harassment, Discrimination and Violence in the Workplace	4
F.	Use of the Internet, Email and Electronic Media	5
G.	Irregular Business Conduct	5
	Anti-Competitive Behaviour	5
	Bribery	5
	Commission Sharing	5
	Falsifying Records	5
	Insider Trading or Tipping	6
	Kiting	6
	Money Laundering	6
	Short Selling or Trading in Options of TD Bank Securities	7
	Terrorism	7
	Theft and Fraud	7
	Tied Selling	7
	Trading Accounts	7
H.	Dealing with TDBFG Assets	7
I.	TDBFG Brand	8
J.	Copyrighted Material	8
K.	Reasonable Expenses	8
L.	Cooperating with Investigations	8

3) Conflicts of Interest		9
A.	Ethical Conduct	9
B.	Conflicts Arising from Personal Benefit	9
C.	Corporate Opportunities	9
D.	Relationships in the Workplace	10

i

E.	Conducting Financial Transactions for Yourself or Involving
	Those in a Close Personal Relationship	10
F.	Executorships, Agencies and Powers of Attorney	10
G.	Personal Borrowing and Lending	10
H.	Recommending Service Providers to Customers	11
I.	Disclosing Interest and Abstaining from Participation	11
J.	Directorships and Outside Business Interests	11
K.	Political and Charitable Activity	12

4) Confidentiality of Information		12
A.	Protecting Customer Information	12
B.	Protecting Employee Information	12
C.	Protecting TDBFG Information	13
D.	Computer Systems Security	13

5) Disclosure of TDBFG Information		14

6) Appearance and Courtesy		14

7) Compliance with the Code of Conduct		14
A.	Your Responsibilities	14
B.	Reporting Violations	14
C.	Failure to Comply	15
D.	Annual Attestation	15
E.	Other Requirements	15
F.	Waivers	15

ii

Introduction and Summary

As a responsible business enterprise and corporate citizen, TD Bank Financial Group (TDBFG) is committed to conducting its affairs to the highest standards of ethics, integrity, honesty, fairness and professionalism- in every respect, without exception, and at all times. While reaching our business goals is critical to our success, equally important is the way we achieve them. This Code of Conduct and Ethics applies to every employee and director of TDBFG (where the director is acting in the capacity of a representative of TDBFG). Every employee and director is expected and required to assess every business decision and every action on behalf of the organization in light of whether it is right, legal and fair. This applies at all levels of the organization, from major decisions made by the Board of Directors of The Toronto-Dominion Bank (TD Bank) to day-to-day transactions in branches. It also applies to all TDBFG wholly-owned subsidiaries around the world. The following Code is intended to help you meet these expectations and make such assessments.

The Code establishes the standards that govern the way we deal with each other, our shareholders, customers, suppliers, competitors and communities. Where necessary, reference is made to formal TDBFG policies in specific areas. In addition, certain businesses or roles in TDBFG have supplementary codes of conduct and policies, compliance manuals, operational procedures, regulatory rules, etc. that apply to their employees or directors that must also be complied with. In addition, some employees owe professional responsibilities to professional associations, self regulatory organizations or regulators. Within this framework, employees and directors are expected to exercise good judgment and be accountable for their actions.

For employees, compliance with this Code is part of your employment contract with TDBFG. All employees and directors are required to review and attest to compliance with this Code on an annual basis.

In any situation where the appropriate conduct is unclear or ambiguous, employees must seek the advice and direction of their manager or Human Resources relationship manager. Furthermore, employees and directors are obliged to report, in a timely fashion, any violations of the Code they may witness or reasonably suspect.

1) Respect for the Law

Making the Right Decision
Concern for what is right should be the first consideration in all business decisions and actions, and that includes compliance with the law. You should be aware of all laws and regulations relating to the business activities of TDBFG in the jurisdiction in which you work, and observe them at all times. Never enter into any transaction or perform any task that could reasonably be considered legally suspect, even if it might be common practice in your country or area. If in any doubt at all, seek advice and direction from your manager or Human Resources relationship manager.

2) Personal Integrity

A. Criminal Record
If you are charged with, and/or found guilty of, a criminal offence, you must inform your Human Resources relationship manager, or your manager who will then consult with Human Resources. Certain employees subject to licensing requirements may also be required to report the situation to the applicable regulator. There may be employment consequences if you are charged or found guilty of an offence.

B. Excessive Personal Debt
Employees are expected to responsibly manage their personal finances. If you are having personal financial difficulties, you should discuss them with your manager, your business head, your Human Resources relationship manager or the Employee Assistance Program. You may be offered financial counseling to help you regain control over the situation.

C. Gifts and Entertainment
You may not accept, offer or give gifts, entertainment or other benefits (referred to as “gifts” in this section) having more than nominal value from or to existing or potential customers, suppliers, employees or others doing or seeking to do business with TDBFG. Further, you must never solicit gifts of any size at any time.

In determining nominal value, consider whether the gift could reasonably be construed as an attempt to influence your behaviour or that of TDBFG (or, in circumstances where you are offering or giving the gift, the behaviour of the recipient or their organization), as well as the value of the gift in relation to your personal situation (or that of the recipient). In this regard, it is also important to consider the circumstances, nature and timing of the gift.

Occasionally, a third party might offer TD employees an opportunity to participate in a sale of merchandise or the purchase of services at reduced prices. Such an offering may be acceptable where the same opportunity is extended to large groups of individuals outside TD, and where the discount offered is consistent with other offerings by the manufacturer, distributor, service provider or retailer. If the offer is only made available to TD employees, consideration must be given to whether or not the circumstances may give rise to a perception of a conflict of interest.

Gifts of nominal value may be accepted, offered or given provided they:

●	are not in cash or readily convertible to cash (such as securities, cheques or money orders);
●	are consistent with accepted business practice;
●	cannot be construed as an attempt to influence, or as a form of payment for a particular transaction or a referral;
●
do not contravene any law and would not compromise your integrity or that of TDBFG (or, in circumstances where you are offering or giving the gift, the integrity of the recipient or their organization); and

●	would not adversely affect your reputation or the reputation of TDBFG if knowledge of the gift was to become public.

To help you interpret these rules, here are some examples:

1.
Being taken to lunch or dinner by a supplier would not normally be prohibited even though the supplier is likely trying to maintain or extend the services, provided that the lunch or dinner is consistent with accepted business practices. This applies equally when taking a customer to lunch or dinner.

2.
Attending a networking or educational event where the travel or overnight accommodation expenses are paid for by a supplier is not permitted unless you first obtain the approval of the executive vice president responsible for your business area. As well, you may not offer to pay the travel or overnight accommodation expenses of a customer without first obtaining the approval of the executive vice president responsible for your business area.

3.
Taking (or being taken by) a customer or a supplier to a local sporting or other event would generally be acceptable, subject to being reasonable and consistent with accepted business practices. Giving or accepting tickets to events for personal use should be subject to the guidance for other gifts provided above.

4.	Giving (or accepting) a gift certificate to a local restaurant or a gift card to a book store is acceptable provided the certificate or card is modest in value.

If you have any doubt about whether a gift is of nominal value or may otherwise be accepted, offered or given, you must seek guidance from your manager or Human Resources relationship manager.

D. Alcohol and Substance Abuse
TDBFG is committed to providing a work and business environment that is free of alcohol and drug abuse. Accordingly, employees are required to comply with the TDBFG Alcohol and Substance Abuse Policy .

The following conduct is prohibited:

●	consuming alcoholic beverages in quantities that affect work performance or impair your judgment during working hours;
●
consuming, providing or serving alcoholic beverages in TDBFG’s business offices or branches, except when approved by a Senior Vice President of the business or the head of Human Resources for that business;

●
providing or serving alcoholic beverages in TDBFG locations or at TDBFG events to individuals who are under the legal drinking age or who are impaired, and consuming alcoholic beverages if you are underage or impaired; and

●	consuming, possessing, selling or distributing illegal substances, especially while in TDBFG premises, at any TDBFG function, or at any time when you could be identified as a TDBFG employee.

When alcoholic beverages are consumed at a TDBFG workplace or event, TDBFG employees are encouraged to take reasonable steps to prevent any co-worker, customer, supplier or other guest from driving while impaired or to report any situation to a responsible member of management.

E. Harassment, Discrimination and Violence in the Workplace
TDBFG is committed to conducting all its affairs with fairness and equity, and this includes the treatment of employees, shareholders, customers, suppliers and competitors. Any behaviour that could be construed as harassment or discrimination on any ground protected by human or civil rights law will not be condoned. You must comply with the TDBFG Respect in the Workplace Policy . Similarly, violence of any kind in the workplace, at a TD event or in the presence of or directed towards any employee, customer or supplier will not be tolerated. Any employee who engages in, or threatens to engage in any violence, will be subject to serious discipline.

F. Use of the Internet, Email and Electronic Media
Knowingly transmitting, viewing, generating, printing, retrieving, downloading or storing any communication of a discriminatory, defamatory, obscene, damaging (such as viruses), threatening or harassing nature, or any material that is inappropriate for the business environment (such as sexually oriented literature or pictures, or chain letters), is prohibited. You are also prohibited from disclosing confidential or proprietary information about or belonging to TDBFG for any purpose that is illegal, against TDBFG policy or contrary to the best interests of TDBFG. Employees must comply with the TDBFG Electronic Communications Policy .

G. Irregular Business Conduct
Irregular business conduct (which includes any criminal, fraudulent or illegal conduct, any impropriety, lack of professional responsibility or dishonesty) will not be tolerated under any circumstances. Such conduct may not only be subject to internal disciplinary action but may also lead to criminal prosecution or civil suit. Examples of such conduct include:

●
Anti-Competitive Behaviour- Generally, an agreement with a competitor to engage in activity that may unduly lessen competition (e.g., to set interests rates, fees, prices). Competition laws are very complex and vary between jurisdictions. Guidance from the Legal Division should be received in any circumstance that might be perceived as anti-competitive.

●	Bribery- Engaging in any act that can be perceived as giving or receiving a bribe or other questionable payment.

●
Commission Sharing- The sharing of commissions such as finders fees or secret commissions with any other employee or director, agent or broker who is not licensed to buy or sell the security or instrument in question, or who is not part of an established commission-sharing program.

●
Falsifying Records- Manipulating internal accounts or records or making entries to any account which are either false or obscure the true nature of the transaction, or allowing such entries to be made. You must not establish or operate, for any purpose, an account on the books of TDBFG that cannot withstand the closest public scrutiny of its propriety. Also, you must not manipulate or falsify any TDBFG financial statement, record or return.

●
Insider Trading or Tipping- Insider trading is purchasing or selling securities of a public company using material, non-public information about that company. Tipping is providing material, non-public information about a public company to another person, other than in the necessary course of business. Information is material if it would reasonably be expected to have an effect on the value of securities of the company. Examples of material information include:

    ▪            a significant acquisition, sale, merger, contract or takeover bid;

    ▪            a change in the general character or nature of a company;

    ▪            a change in a company's capital structure; or

    ▪            earnings information or information about a dividend declaration that is not available to the public.

Employees or directors who either possess or have access to material, non-public information about TDBFG or its customers, business partners or other third parties (e.g., with whom TDBFG may be contemplating a purchase or sale) are prohibited by law from trading in securities of those entities, or relaying the information to others who do not have a “need-to-know” the information. You must comply with the TDBFG Disclosure Policy , as well as the TDBFG Firewalls Policy and Procedures and Windows Policy , and any information barriers, as applicable.

●
Kiting- Inflating the balance in an account with artificial funds, usually through manipulating the clearing system and banking machines so as to be able to gain unauthorized access to cash or credit. Kiting is never acceptable, even if it does not cause a loss to TD. Suspicious kiting situations must be reported to Cheque Fraud Management by sending an email to “kites”.

●
Money Laundering- Making profits derived from criminal activity appear as if they came from legitimate business activity is a criminal offence, and knowingly failing to report a suspected money laundering scheme is also a criminal offence.

Employees must not knowingly initiate or be party to a money laundering scheme. You will be considered to have been party to such a scheme if it is evident that you knew or ought to have known of the activity. Suspicious money laundering situations must be reported to the Financial Intelligence Unit of Corporate Compliance by completing an Unusual Transaction Report.

●	Short Selling or Trading in Options of TD Bank Securities- All employees and directors of TDBFG are prohibited from:

▪	short selling securities issued by TD Bank or other TD Restricted Securities (as defined in the TDBFG Windows Policy );

▪	entering into any contract or series of contracts that create a short sale of TD Bank or other TD Restricted Securities; or

▪	trading in put or call options on securities issued by TD Bank or other TD Restricted Securities, including covered calls .

●
Terrorism- TDBFG is committed to complying fully with the United Nations Suppression of Terrorism Regulations . No employee shall deal, directly or indirectly, with any person or group known or reasonably known to be involved in or supporting terrorism activities of any kind. Suspicious situations must be reported to the Anti-Money Laundering Group or Corporate Security and Investigation.

●	Theft and Fraud- Defalcation, embezzlement or misappropriation of funds or property belonging or entrusted to TDBFG.

●
Tied Selling- Coercing or imposing undue pressure on a customer, as a condition of approving a request for a TDBFG product or service, to buy another product or service or to transfer other business to TDBFG.

●
Trading Accounts- Employees must not open or operate a trading account in the name of any TDBFG business unit with any broker or investment dealer, or knowingly allow a broker to do so, without the prior written approval of their regional office or business head.

H. Dealing with TDBFG Assets
You must make every effort to protect all TDBFG property and assets from harm, loss or misuse, especially those that are in your custody or control and are your responsibility. These may include cash, negotiable instruments such as drafts, money orders, securities or certificates, premises, equipment, bank records, customer or employee information, or computer resources and information systems. They also include all information between TDBFG and its customers, employees or business partners, which must be kept secure from third parties. TDBFG property may be used only for the purpose of executing your accountabilities with TDBFG.

I. TDBFG Brand
TDBFG communications materials must not be used for personal reasons (except as permitted under the TDBFG Electronic Communications Policy) as this could lead to a misunderstanding and possibly damage TDBFG's reputation. Specifically, care should be taken in the use of TDBFG stationery (including forms, letterhead and envelopes), faxes where the name, address or phone number of any TDBFG company, business or department appears on the fax, or emails (paper or electronic copies) where the @website is a TDBFG website. Incidental use of such material (such as a fax cover sheet), where you make it clear in the communication that it is from you personally, may be allowed.

J. Copyrighted Material
Software, videos and other copyrighted material and video reproduction and use are subject to applicable copyright laws and penalties for misuse. You must comply with those laws.

K. Reasonable Expenses
Employees are required to comply with the TDBFG Expense Policy . You must incur only reasonable expenses. You are entitled to claim expenses actually incurred for TDBFG business within TDBFG guidelines. You may not use a TDBFG corporate credit card other than for TDBFG business purposes.

L. Cooperating with Investigations
All employees and directors are required to cooperate with Audit Division, Corporate Security and Investigation, Legal Division, Compliance, Human Resources Department and other areas of TDBFG which may, from time to time, audit or investigate issues within TDBFG. This includes attending all necessary meetings, accurately and fully answering all questions and maintaining the confidentiality of the investigation. Further, you may not in any way obstruct, hinder or delay any internal investigation. The obligation to cooperate may extend to providing truthful information pursuant to, or in the defense or prosecution of, legal proceedings and investigations involving TDBFG, its customers or employees.

3) Conflicts of Interest

For purposes of this section, “relatives” include a spouse (including a common-law spouse or partner), parent, child or other close relative as well as those of your spouse or partner.

A. Ethical Conduct
TDBFG exercises the highest degree of ethical corporate conduct and recognizes that customers and the public have a right to openness and honesty in all their dealings with us. As a representative of TDBFG, you must conduct yourself in a manner that demonstrates commitment to the highest standards of personal integrity, and in ways that respect the reputation and position of trust placed upon TDBFG. You must be fair and honest in all your dealings with TDBFG shareholders, customers, suppliers, competitors and employees. You must also not knowingly induce an employee of another organization to breach that organization's code of conduct.

B. Conflicts Arising from Personal Benefit
A conflict may arise where you have reason to act in a manner that is not in the best interests of TDBFG or our shareholders. Often this is because you, a friend, a relative or someone with whom you have a close personal relationship, stands to benefit from the action in some way.

You must avoid acting in a manner that is not in the best interests of TDBFG or our shareholders. You must also avoid situations that might create the appearance of a conflict of interest, whether or not it actually exists and whether or not you believe you would be improperly influenced. Conflicts of interest or perceived conflicts of interest must be reported in accordance with section 7 of this Code.

C. Corporate Opportunities
You must not use TDBFG property or information or your position in the organization for personal gain or that of a relative or a person with whom you have a close personal relationship, to compete with the organization, or to take advantage of opportunities that are discovered in the course of conducting TDBFG business. You are expected to advance the legitimate interests of TDBFG whenever the opportunity arises. Great care must be taken when purchasing or selling assets or services to or from TD, its customers or suppliers, to avoid any actual, potential or perceived conflict of interests. In specific cases, however, a personal opportunity may be approved provided that it is disclosed in advance and in writing to your Human Resources relationship manager (or, in the case of the chief executive officer or a director, to the Board of Directors of TD Bank) and is determined not to be material.

D. Relationships in the Workplace
You must not give to or receive from any friend, relative or someone with whom you are involved in a close personal relationship, any special consideration relating to employment or conditions of employment. Your business decisions must be based on sound ethical business practices, and your human resources decisions must be based on sound management practices and not be influenced by personal concerns.

If you have a supervisory/subordinate (subordinate includes anyone with a direct or indirect reporting relationship) or dual custodial relationship with a relative or someone with whom you have a close personal relationship, you must immediately report that relationship to your manager and your Human Resources relationship manager. If the potential for an actual or perceived conflict of interest exists, one of the parties may be relocated.

E. Conducting Financial Transactions for Yourself or Involving Those in a Close Personal Relationship
To avoid any actual, potential or perceived conflict of interest, you must not act in a lending capacity or complete financial transactions (even if seemingly routine) for yourself, a relative or someone with whom you are involved in a close personal relationship. In addition, all of your financial transactions must be processed by another employee over whom you have no authority, and this person must perform the same due diligence as they would for a non-employee customer.

F. Executorships, Agencies and Powers of Attorney
Employees must not act in the capacity of executor, agent, trustee, attorney or in any other fiduciary capacity for a TDBFG customer or be a beneficiary under a will or a trust of a TDBFG customer, where this relationship may give rise to any perception of conflict of interest, undue influence or other impropriety. Employees who learn that a TDBFG customer (other than a customer who is a relative of the employee) has named, or is considering naming, the employee in any of these capacities, must immediately inform their manager or Human Resources relationship manager for a determination of the appropriate course of action. TDBFG will assess the situation to determine whether or not it is appropriate for the employee to accept the appointment or bequest, as the case may be, and/or any appropriate conditions to impose in relation to ongoing dealings with the client.

G. Personal Borrowing and Lending
Employees must not borrow from or lend personal funds (including co-signing or providing a guarantee for loans) to another employee in an amount that is more than nominal value. Also, employees must not borrow from or lend any personal funds to a customer (other than a relative) unless the customer is a financial institution or offers credit to customers, provided that the terms of the loan are in the ordinary course of the customer's business.

H. Recommending Service Providers to Customers
Occasionally a customer may ask an employee to recommend an external service provider such as an accountant, lawyer or real estate agent. You may provide the names of several external service providers but may not recommend any particular one.

I. Disclosing Interest and Abstaining from Participation
To avoid any actual, potential or perceived conflict of interest, you must disclose any interest you have in an existing or proposed material contract or transaction involving TDBFG in which you may have some influence or perceived interest. If you are an officer or director of an entity that is party to any such contract, that must also be disclosed. These disclosures must be made at the earliest opportunity to your manager (or, in the case of the chief executive officer or a director, to the Board of Directors of TD Bank).

In addition, you must not have or be reasonably perceived to have influenced a decision with respect to a material or proposed material contract in which you have an interest described above.

J. Directorships and Outside Business Interests
Employees must comply with the TDBFG Directorships and Outside Business Interests Guidelines . Employees below the level of executive vice president may not enter into any directorship, office, trade or business outside of TDBFG without receiving the prior consent of senior management unless approval is not required in accordance with the Directorships and Outside Business Interests Guidelines . Employees at or above the level of executive vice president require the consent of senior management and the Corporate Governance Committee of the Board of Directors of TD Bank before doing so. As a general principle, outside activities should not interfere with the employee’s performance of their duties or ability to exercise judgment in TD's best interests.

Volunteering to assist in a charitable or not-for-profit activity (such as the United Way or an executive of a sports team) does not require approval unless that organization is a customer of TDBFG or you have management or other decision-making authority or administrative responsibilities at the organization.

K. Political and Charitable Activity
Employees and directors may make personal political contributions and charitable donations at their discretion, subject to satisfying themselves that there is no regulatory prohibition or restriction on such contributions. However, you must not commit TDBFG to a political or charitable contribution without prior approval from Corporate and Public Affairs. If you hold a position in a political organization which may influence the financial needs of that organization, or if you are asked to conduct financial transactions or fund raising on that organization's behalf, Human Resources may review this relationship to ensure that there is no perception of influence. Employees should not engage in any political activity in the workplace unless authorized by senior management and/or Corporate and Public Affairs. Employees raising funds for charities should exercise discretion in soliciting donations from co-workers, customers and suppliers, and in any event, may not use email grouplists for purposes of requesting donations without approval from the responsible department head.

4) Confidentiality of Information

A. Protecting Customer Information
Customer information must be kept private and confidential. You must not discuss or disclose any customer information to anyone outside TDBFG unless you are required to disclose by law, you are authorized to disclose by the customer or you are directed to disclose in circumstances described in TDBFG polices and procedures. You may not access customer information except in the normal course of your duties and with proper authorization or consent. When dealing with customer information, you must comply with the TDBFG customer privacy code- Protecting Your Privacy and the Employee Guide to TD’s Privacy Code .

B. Protecting Employee Information
TDBFG is permitted to collect, use and disclose employee personal information for employment administration purposes. You must not collect, use or disclose that information except in accordance with the TDBFG employee privacy policy- Privacy and Protection of Employee Information, and the TDBFG Employee Privacy Code .

C. Protecting TDBFG Information
During the course of your employment you will have access to a wide variety of confidential and proprietary information about TDBFG. You must carefully protect this information, and cannot use it for reasons other than for the proper performance of your duties, and you cannot discuss or disclose it to anyone who does not have a legitimate need to know the information.

D. Computer Systems Security
When using TDBFG computer systems and accessing TDBFG information you must be identified at all times. In addition, access to passwords must be strictly controlled. It is your responsibility to take the necessary steps to protect your logon id, password, digital signature or other means you use to identify yourself to the TDBFG computer network. This also applies to access given to third parties or agents through any shared system or direct access to TDBFG systems. Employees must comply with the Information Security Classification & Management Policy .

Communication conducted over TDBFG's internal network or any external network is generally not considered private. Communication conducted over external networks must be protected from unauthorized access (for example, with encryption). When communicating via TDBFG's internal network, you should consider the sensitivity and confidentiality of the information. All computer hardware, software, email, voicemail and internet accounts provided to employees are the property of TDBFG and may be monitored and accessed by authorized TDBFG representatives in accordance with TDBFG policy and applicable law. In addition, all information stored, processed or transmitted on any TDBFG system or network, or external system used by TDBFG to conduct business, is considered the property of TDBFG.

You must exercise vigilance in protecting TDBFG systems against computer viruses.

5) Disclosure of TDBFG Information

TDBFG is committed to providing timely, accurate and balanced disclosure of all material information about TDBFG to the widest possible audience at all times, and is also committed to transparency in its reporting to shareholders and the public. Employees, directors and all others who speak or communicate in any other way on behalf of TDBFG are required to comply with the TDBFG Disclosure Policy .

6) Appearance and Courtesy

To customers, the individual employees with whom they come in direct contact represent TDBFG. Some businesses in TDBFG have formal dress code policies, and you should abide by them if they apply in your particular business. In any case, your choice of work attire should be guided by what is appropriate for your customers. It must be neat and clean and conform to the established dress standards of your business, having regard to personal hygiene and grooming. You must be courteous and respectful in all dealings with the public and other employees and in all other business relationships.

7) Compliance with the Code of Conduct

A. Your Responsibilities
Safeguarding the reputation of TDBFG in general, and complying with this Code in particular, is the responsibility of every employee and director of TDBFG, in every job and at every level, and at all times.

B. Reporting Violations
If you become aware of or suspect any violation of the Code by any employee, you have a responsibility to report it immediately to your manager, your business head, your Human Resources relationship manager, your regional office, the Employee Ombuds Office, or Corporate Security and Investigation, as the circumstances require. Should you become aware of or suspect any violation by an executive officer (other than the General Counsel) or a director, it should be reported to the General Counsel. Any suspected violation by the General Counsel should be reported to the Chief Executive Officer.

Failure to report any breach of the Code may have serious consequences for you as well as for the offender. Good faith reporting of possible violations by others will not subject you to reprisal. Any employee who attempts to intimidate or retaliate (directly or indirectly) against an employee who makes such a report, will face disciplinary action.

C. Failure to Comply
All employees are responsible to be aware of and understand the provisions of this Code as well as other applicable TDBFG policies, including those specifically identified in this Code. Failure of an employee to comply with the Code and those policies may result in disciplinary action up to and including termination of employment, and may also impact upon your performance rating and incentive pay. Directors of TDBFG are also required to comply with the Code. Failure of a director to comply with the Code will be dealt with in accordance with the policies and procedures of the Board of Directors of TD Bank.

D. Annual Attestation
All employees and directors are required as a condition of employment to complete an attestation on an annual basis stating that they have complied with the obligations set out in paragraph C above.

E. Other Requirements
The Code does not attempt to deal specifically with all aspects of the conduct required of TDBFG employees and directors. Situations may arise where it is difficult for you to determine with certainty the correct action to follow. In such an event, seek advice and direction of a more senior TDBFG manager or your Human Resources relationship manager (or in the case of a director, the General Counsel), so that both TDBFG’s and your interests are fully recognized and properly served.

F. Waivers
In certain limited situations, TDBFG may waive application of the Code to employees or directors. For employees (other than executive officers), any such waiver requires the express approval of the General Counsel as well as the executive officer and Human Resources relationship manager responsible for that employee. For executive officers and directors, any such waiver requires the express approval of the Audit Committee of the Board of Directors of TD Bank. TDBFG will publicly disclose any such waiver granted to an executive officer or director, in accordance with applicable legislation.